

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2020

Frank Igwealor
Chief Executive Officer
Givemepower Corporation
370 Amapola Ave., Suite 200A
Torrance, CA 90501

      **Re: Givemepower Corporation**
           **Amendment No. 5 to Form 10-12G**
           **Filed August 20, 2020**
           **File No. 000-31006**

Dear Mr. Igwealor:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Amendment No. 5 to Registration Statement on Form 10 filed August 20, 2020

General

1.    We note your response to comment 2 and cannot find the revised the disclosure. Additionally, in footnote 10 to the financial statements you disclose that you purchased an investment property for $321,498 and intend to improve the property and sell it. However, in Item 3 you disclose that you do not own any property as of the date of filing. Please provide the disclosure required by Items 101 and 102 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.  Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction